UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 11 3038 8127

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

PagSeguro Digital Ltd.

Unaudited Condensed Consolidated Interim

Financial Statements at June 30, 2018 and for the

three and six-month periods ended June 30, 2018 and 2017

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim financial statements at June 30, 2018 and for the three and six-month periods ended June 30, 2018 and 2017

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim balance sheet at

(All amounts in thousands of reais)

ASSETS	Note	June 30, 2018	December 31, 2017	LIABILITIES AND EQUITY	Note	June 30, 2018	December 31, 2017
CURRENT ASSETS				CURRENT LIABILITIES
Cash and cash equivalents	5	2,913,482	66,767	Payables to third parties	12	3,084,786	3,080,569
Financial investments	6	—	210,103	Trade payables		156,811	92,444
Note receivables	7	6,172,106	3,522,349	Payables to related parties	8	33,615	39,101
Receivables from related parties	8	—	124,723	Salaries and social charges	13	62,651	34,269
Inventories		54,355	61,609	Taxes and contributions	14	82,823	52,064
Taxes recoverable		17,884	14,446	Provision for contingencies	15	5,319	4,648
Other receivables		17,508	27,956	Other payables		22,098	15,872

Total current assets		9,175,335	4,027,953	Total current liabilities		3,448,103	3,318,967

NON-CURRENT ASSETS				NON-CURRENT LIABILITIES
Judicial deposits		1,345	872	Deferred income tax and social contribution	16	—	42,809
Prepaid expenses		451	160	Other payables		—	3,590

Deferred income tax and social contribution	16	14,714	37,015	Total non-current liabilities		—	46,399

Property and equipment	10	20,884	10,889

Intangible assets	11	204,443	158,868	TOTAL LIABILITIES		3,448,103	3,365,366

Total non-current assets		241,837	207,804

				EQUITY
				Share capital	17	26	524,577
				Legal reserve	17	—	30,216
				Capital reserve	17	5,577,286	—
				Equity valuation adjustments	17	(7,177)	55
				Profit retention reserve	17	375,546	312,047

						5,945,681	866,895
				Non-controlling interests		23,388	3,496

				TOTAL EQUITY		5,969,069	870,391

TOTAL ASSETS		9,417,172	4,235,757	TOTAL LIABILITIES AND EQUITY		9,417,172	4,235,757

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of income for the three and six-month periods ended June 30

(All amounts in thousands of reais unless otherwise stated)

		Three-month period		Six-month period
	Note	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Net revenue from transaction activities and other services	19	515,249	256,395	958,097	446,820
Net revenue from sales	19	89,409	125,642	183,395	244,080
Financial income	19	332,595	172,628	607,433	311,436
Other financial income	19	64,532	2,529	180,892	3,365

Total revenue and income		1,001,785	557,194	1,929,817	1,005,701
Cost of sales and services	20	(482,753)	(326,976)	(927,515)	(569,869)
Selling expenses	20	(94,404)	(54,630)	(178,018)	(125,736)
Administrative expenses	20	(109,174)	(33,507)	(328,198)	(66,027)
Financial expenses	20	(2,804)	(23,540)	(19,328)	(42,758)
Other (expenses) income, net	20	98	(2,132)	(1,010)	(2,726)

PROFIT BEFORE INCOME TAXES		312,748	116,409	475,748	198,585
Current income tax and social contribution	16	(99,258)	(38,829)	(120,193)	(57,914)
Deferred income tax and social contribution	16	14,117	4,645	20,508	2,177

INCOME TAX AND SOCIAL CONTRIBUTION		(85,141)	(34,184)	(99,685)	(55,737)

NET INCOME FOR THE PERIOD		227,607	82,225	376,063	142,848

Attributable to:
Owners of the Company		227,168	82,170	375,546	142,794
Non-controlling interests		439	54	517	53
Basic earnings per common share—R$		0.7417	0.3133	1.2262	0.5444
Diluted earnings per common share—R$	18	0.7386	0.3133	1.2210	0.5444

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of comprehensive income for the three and six-month periods ended June 30

(All amounts in thousands of reais)

	Three-month period		Six-month period
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
NET INCOME FOR THE PERIOD	227,607	82,225	376,063	142,848
OTHER RESULTS	356	—	356	55

Total comprehensive income for the period	227,963	82,225	376,419	142,903

Attributable to
Owners of the Company
Net income for the period	227,524	82,170	375,902	142,850

Non-controlling interests	439	54	517	53

Net income for the period	227,963	82,225	376,419	142,903

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of changes in equity

(All amounts in thousands of reais)

			Capital reserve		Profit reserve
	Note	Share capital	Capital reserve	Share-based long-term incentive plan (LTIP)	Legal reserve	Profit retention reserve	Retained earnings	Equity valuation adjustments	Total	Non-controlling interests	Total equity
At December 31, 2016		524,577	—	—	6,277	96,008	—	—	626,862	—	626,862

Net income for the period	17	—	—	—	—	—	142,794	—	142,794	53	142,847

At June 30, 2017		524,577	—	—	6,277	96,008	142,794	—	769,656	53	769,709

Net income for the period	17	—	—	—	—	—	335,987	—	335,987	14	336,001
Currency translation adjustment	17	—	—	—	—	—	—	55	55	—	55
Non-controlling acquisition	17	—	—	—	—	—	—	—	—	3,430	3,430
Constitution of legal reserve	17	—	—	—	23,939	—	(23,939)	—	—	—	—
Distribution of dividends	17	—	—	—	—	(96,008)	(142,795)	—	(238,803)	—	(238,803)
Profit retention reserve	17	—	—	—	—	312,047	(312,047)	—	—	—	—

At December 31, 2017		524,577	—	—	30,216	312,047	—	55	866,895	3,496	870,391

Conversion of profit reserve to common shares	1.1	(524,556)	866,819	—	(30,216)	(312,047)	—	—	—	—	—
Net income for the period	17	—	—	—	—	—	375,546	—	375,546	517	376,063
Currency translation adjustment	17	—	—	—	—	—	—	356	356	—	356
Non-controlling acquisition	17	—	—	—	—	—	—	(7,588)	(7,588)	19,375	11,787
Issurance of common shares in initial public offering, net of offering costs	17	5	4,525,780	—	—	—	—	—	4,525,785	—	4,525,785
Shares issued—stock option plan	17	—	138,667	(138,667)	—	—	—	—	—	—	—
Share based long term incentive plan (LTIP)	17	—	—	184,687	—	—	—	—	184,687	—	184,687

At June 30, 2018		26	5,531,266	46,020	—	—	375,546	(7,177)	5,945,681	23,388	5,969,069

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of cash flows for the six-month periods ended

(All amounts in thousands of reais)

	June 30, 2018	June 30, 2017
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	475,748	198,584
Expenses (revenues) not affecting cash:
Depreciation and amortization	38,548	22,673
Chargebacks	28,146	25,284
Accrual of provision for contingencies	1,135	568
Share based long term incentive plan (LTIP)	162,410	—
Provision of obsolescence loss	2,745	—
Other financial cost, net	(1,195)	1,899
Changes in operating assets and liabilities
Note receivables	(2,838,067)	(779,202)
Changes in receivables subject to early payment	(1,581,614)	334,174
Changes in receivables not subject to early payment	(1,256,453)	(1,113,376)
Inventories	4,508	(33,502)
Taxes recoverable	265	43,011
Other receivables	3,958	(1,941)
Other payables	2,404	2,183
Payables to third parties	4,218	496,108
Trade payables	64,091	41,932
Receivables from (payables to) related parties	119,130	(3,976)
Salaries and social charges	1,356	4,546
Taxes and contributions	22,291	(34,935)
Provision for contingencies	(795)	—

	(1,909,104)	(16,767)

Income tax and social contribution paid	(110,844)	(30,966)
Interest income received	160,164	111,604
Interest paid	—	(9,175)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(1,859,784)	54,696

CASH FLOWS FROM INVESTING ACTIVITIES
Amount paid on acquisitions	—	(3,348)
Purchases of property and equipment	(11,749)	(396)
Purchases and development of intangible assets	(66,363)	(44,328)
Redemption of financial investments	211,116	131,871

NET CASH PROVIBED BY INVESTING ACTIVITIES	133,004	83,799

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of borrowings	—	(199,480)
Payment of derivative financial instruments	—	(5,831)
Proceeds from offering of shares	4,744,900	—
Transactional costs	(186,349)	—
Transaction with non-controlling interest	(5,390)	—
Capital increase by non-controlling shareholders	20,334	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	4,573,495	(205,311)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,846,715	(66,816)

Cash and cash equivalents at the beginning of the period	66,767	79,969
Cash and cash equivalents at the end of the period	2,913,482	13,153

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at June 30, 2018 and for the three and six-month periods ended June 30, 2018

(All amounts in thousands of reais unless otherwise stated)

1.	General information

PagSeguro Digital Ltd. (“PagSeguro Digital” or “Company”) is a holding company, subsidiary of Universo Online S.A. (“UOL”), referred to together with its subsidiaries as “PagSeguro Group”, was incorporated on July 19, 2017. Pagseguro Internet S.A. (“PagSeguro Brazil”) was contributed to PagSeguro Digital on January 4, 2018 . PagSeguro Digital has control of 99.99% of the shares of PagSeguro Brazil.

PagSeguro Brazil is a privately-held corporation established on January 20, 2006, headquartered in the city of São Paulo, Brazil, and engaged in providing financial technology solutions and services and the corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses (“SMEs”).

The PagSeguro Brazil’s subsidiaries are Net+Phone Telecomunicações Ltda. (“Net+Phone”), Boa Compra Ltda. (“Boa Compra”), BCPS Online Services LDA. (“BCPS”), R2TECH Informática S.A. (“R2TECH”), BIVACO Holding S.A (“BIVA”) and Fundo de Investimento em Direitos Creditórios—PagSeguro (“FIDC”).

These consolidated financial statements include PagSeguro Brazil and its subsidiaries Net+Phone, Boa Compra, BCPS Online Services, R2TECH, BIVACO and FIDC.

1.1	Initial Public Offering (“IPO”)

On January 26, 2018, PagSeguro Digital completed its Initial Public Offering (IPO). A number of 50,925,642 new shares were offered by PagSeguro Digital and 70,267,746 shares were offered by the controlling shareholder UOL.

The initial offer price was US$21,50 per common share, for gross proceeds of US$1,095.2 million (or R$3,444.2 million). The Company received net proceeds of US$1,046.0 million (or R$3,289.8 million), after deducting US$43.8 million (or R$137.8 million) in underwriting discounts and commissions and US$5.2 million (or R$16.7 million) of other offering expenses.

The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration No 333-222292) which was declared effective by the Securities and Exchange Commission on January 26, 2018. The common stock are traded on the New York Stock Exchange (NYSE) since January 26, 2018, under the symbol “PAGS”.

1.2	Follow-on public offering

On June 26, 2018, PagSeguro Digital completed its follow-on public offering. A number of 11,550,000 new shares were offered by PagSeguro Digital and 26,400,000 shares were offered by the controlling shareholder UOL.

The initial offer price was US$29,25 per common share, for gross proceeds of US$337.8 million (or R$1,274.4 million). The Company received net proceeds of US$329.9 million (or R$1,244.4 million), after deducting US$7.9 million (or R$29.9 million) in underwriting discounts and commissions and US$2.2 million (or R$8.4 million) of other offering expenses.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at June 30, 2018 and for the three and six-month periods ended June 30, 2018

(All amounts in thousands of reais unless otherwise stated)

1.3	Long-Term Incentive Plan (“LTIP”)

Members of management participate in a Long-Term Incentive Plan, or LTIP, which was established by UOL for its group companies on July 29, 2015 and has been adopted by PagSeguro Digital. Beneficiaries under the LTIP are selected by UOL’s LTIP Committee, which consists of the Chairman and two officers of UOL, and are submitted to our Board of Directors for adoption.

The policy for recognizing and measuring share-based payments in the interim period is described in Note 17.

2.	Presentation and preparation of the unaudited condensed consolidated interim financial statements and significant accounting policies

These consolidated interim financial statements, which are unaudited, do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

These unaudited consolidated financial statements for the six-month period ended June 30, 2018 were authorized for issuance by the PagSeguro Group’s Board of Directors on August 09, 2018.

2.1	Basis of preparation of consolidated interim financial information

This unaudited consolidated interim financial report for the six-month period ended June 30, 2018 has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standard Board.

This unaudited condensed consolidated interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2017 (the “Annual Financial Statements”).

The accounting policies and critical accounting estimates and judgments adopted are consistent with those of the previous financial year and corresponding interim reporting period.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at June 30, 2018 and for the three and six-month periods ended June 30, 2018

(All amounts in thousands of reais unless otherwise stated)

2.2	New accounting pronoucements

Effective for periods beginning on or after January 1, 2018

The following new standards have been issued by IASB and are effective for the six-month ended June 30, 2018:

IFRS 9—“Financial Instruments”: addresses the classification, measurement and recognition of financial assets and liabilities. The complete version of IFRS 9 was issued in July 2014 and is effective as from January 1, 2018. It replaces the guidance included in IAS 39 related to the classification and measurement of financial instruments. The main amendments brought by IFRS 9 are: (i) new criteria for the classification of financial assets; (ii) new impairment model for financial assets, which is based on expected losses, replacing the current model of incurred losses; and (iii) relaxation of the requirements for the adoption of hedge accounting. Management evaluated the new guidelines introduced by IFRS 9 and did not identify any material impact for the PagSeguro Group.

IFRS 15—“Revenue from Contracts with Customers”: this new standard introduces the principles to be applied by an entity to determine the measurement and recognition of revenue. This standard is based on the principle that revenue is recognized when control of a good or service is transferred to a customer, and, therefore, the principle of control replace the principle of risks and benefits. This standard replace IAS 11—“Construction Contracts”, IAS 18—“Revenues” and related interpretations, and becomes effective on January 1, 2018. Management evaluated the new guidelines introduced by IFRS 15 and did not identify any material impact for the PagSeguro Group.

Therefore, changes to standards or new pronouncements applicable to the years presented in the consolidated financial statements were not relevant to PagSeguro Group, for retrospective disclosure and disclosure of amounts.

Effective for periods beginning on or after January 1, 2019

IFRS 16—“Leases”—this new standard requires lessees to recognize the liability of the future payments and the right of use of the leased asset for virtually all lease contracts, including operating leases. Certain short-term and low-value contracts may be out of the scope of this new standard. The criteria for recognition and measurement of leases in the financial statements of the lessors are substantially maintained. IFRS 16 is effective for years beginning on or after January 1, 2019 and replaces IAS 17—“Leases” and related interpretations. Management has performed a preliminary assessment and did not identify any material impacts to date.

There are no other IFRS or IFRIC interpretations not yet effective that could have a material impact on PagSeguro Group financial statements.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at June 30, 2018 and for the three and six-month periods ended June 30, 2018

(All amounts in thousands of reais unless otherwise stated)

3.	Consolidation of subsidiaries

	At June 30, 2018
Company	Assets	Liabilities	Equity	Net income (loss) for the year	Ownership—%	Level
Pagseguro Brazil	13,015,329	8,318,926	4,696,403	257,624	99.99	Direct
Net+Phone	1,155,847	1,123,324	32,523	(11,434)	99.99	Indirect
Boa Compra	775,205	752,336	22,869	2,908	99.99	Indirect
BCPS	2,027	199	1,827	590	99.50	Indirect
R2TECH	3,824	1,187	2,637	1,460	51.00	Indirect
BIVA	2,570	960	(1,610)	(2,537)	77.35	Indirect
FIDC	258,674	20,980	237,694	35,998	100.00	Indirect

The operational context of the subsidiaries is to be read in conjunction with the annual financial statements for the year ended December 31, 2017.

BIVA:

On January 15, March 12 and April 27, 2018, PagSeguro Brazil acquired an additional interest of BIVA (15.12%, 0.50% and 2.42%, respectively), bringing total interest to 77.35% of BIVA’s total share capital (59.31% as of December 31, 2017). The total amount paid for this acquisition was R$5,389. For more details see note 9.

FIDC:

On March 29, 2018, two investors contributed capital in the amount of R$ 20 million in the subsidiary, acquiring only senior and mezzanine quotes. On June 30, 2018 the share capital of the FIDIC is composed of subordinated quotes, senior quotes and mezzanine quotes. PagSeguro Brasil owns 100% of the subordinated quotes. The senior and mezzanine quotes pay 107% of the Interbank Deposit Certificate (CDI) with annual amortization of interest.

4.	Segment reporting

Operating segments are reported consistently with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, responsible for allocating resources and assessing the performance of the operating segments, is the Board of Directors, which is also responsible for making the PagSeguro Group strategic decisions.

Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments and the allocation of funds are made on a consolidated basis, the PagSeguro Group and its subsidiaries operate in a single segment, as payment arrangement agents.

The PagSeguro Group is domiciled in Brazil and has revenue arising from local customers and customers located abroad. The mainly revenue is related sales from domestic market. Net revenues from the international market represents 1.5% and 3.0% for the six-month periods ended June 30, 2018 and 2017, respectively.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at June 30, 2018 and for the three and six-month periods ended June 30, 2018

(All amounts in thousands of reais unless otherwise stated)

5.	Cash and cash equivalents

	June 30, 2018	December 31, 2017
Short-term bank deposits	57,829	66,767
Short-term investment	2,855,653	—

	2,913,482	66,767

Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-month or less, and with immaterial risk of change in value. Balance amount as at June 30, 2018 is relatated to excess of cash and cash equivalents proceeds originated from the IPO and the follow-on transactions mentioned in Notes 1.1 and 1.2.

6.	Financial investments

	June 30, 2018	December 31, 2017
Short-term investment	—	210,103

	—	210,103

Short-term investments consisted of two repurchase agreements, with an average return of 96.0% of the Interbank Deposit Certificate (CDI). This financial asset was classified as fair value through profit and loss.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at June 30, 2018 and for the three and six-month periods ended June 30, 2018

(All amounts in thousands of reais unless otherwise stated)

7.	Note receivables

	June 30, 2018				December 31, 2017
Legal obligors	Visa	Master	Hipercard	Total	Visa	Master	Hipercard	Total
Itaú	445,866	1,478,391	414,410	2,338,667	237,335	751,542	250,817	1,239,694
Bradesco	585,649	141,858	—	727,507	333,108	83,160	—	416,268
Banco do Brasil	460,545	132,943	—	593,488	287,334	84,504	—	371,838
CEF	116,641	145,625	—	262,266	69,974	83,684	—	153,658
Santander	202,738	626,398	—	829,136	122,614	310,946	—	433,560
Other	266,482	770,499	—	1,036,981	141,802	393,999	—	535,801
Total card issuers(i)	2,077,921	3,295,714	414,410	5,788,045	1,192,167	1,707,835	250,817	3,150,819

Cielo—Elo	—	—	—	214,399	—	—	—	151,851
Cielo	—	—	—	93,170	—	—	—	80,464
Redecard	—	—	—	21,877	—	—	—	45,289
Amex	—	—	—	14,570	—	—	—	39,608
Vero	—	—	—	11,805	—	—	—	21,463
Other	—	—	—	27,527	—	—	—	31,864
Total acquirers (ii)	—	—	—	383,348	—	—	—	370,539

Other	—	—	—	713	—	—	—	991
Total other	—	—	—	713	—	—	—	991

Total note receivables	2,077,921	3,295,714	414,410	6,172,106	1,192,167	1,707,835	250,817	3,522,349

(i)

Card issuers: receivables derived from transactions where the PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa, Mastercard or Hipercard. However, the PagSeguro Brazil´s contractual note receivables are with the financial institutions, which are the legal obligors on the note receivables.Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa, Mastercard or Hipercard, as applicable, in the event that the legal obligors do not make payment. PagSeguro Brazil started operating directly as a financial intermediary in 2016.

(ii)

Acquirers: refer to card processing transactions to be received from the acquirers, which are a third parties acting as a financial intermediaries between the issuing bank and PagSeguro Brazil. This balance also includes the receivables from sales of debit and credit card readers.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at June 30, 2018 and for the three and six-month periods ended June 30, 2018

(All amounts in thousands of reais unless otherwise stated)

The maturity analysis of note receivables is as follows:

	June 30, 2018	December 31, 2017
Due within 30 days	3,289,220	2,213,929
Due within 31 to 120 days	2,309,059	1,045,825
Due within 121 to 180 days	323,964	114,953
Due within 181 to 360 days	249,863	147,642

	6,172,106	3,522,349

8.	Related-party balances and transactions

PagSeguro Group is controlled by UOL (incorporated in Brazil).

i.	Balances and transactions with related parties:

	June 30, 2018	December 31, 2017
	Payables	Receivables	Payables
Immediate parent
UOL—cash management (a)	—	124,721	—
UOL—sales of services (b)	15,865	—	32,286
UOL—shared service costs	7,030	—	—
Affiliated companies
UOL Diveo Tecnologia Ltda.—cash management (a)	—	2	—
UOL Diveo Tecnologia Ltda.—sales of services (b)	2,163	—	621
UOL Diveo Tecnologia Ltda.—shared service costs	41	—	—
Concurso Virtual S.A.	983	—	1,522
Transfolha Transportadora e Distribuição Ltda.	3,306	—	745
Livraria da Folha Ltda.	497	—	1,078
Empresa Folha da Manhã S.A.	2,937	—	2,320
Edgar de Abreu Ltda.	471	—	—
Others	322	—	529

	33,615	124,723	39,101

(a)	The receivables transactions with related parties arising from cash management.The remaining balance was fully paid in April 2018.

(b)	Sale of services refers mainly to purchase of (i) advertising services from UOL and (ii) services related to technical support in hosting from UOL Diveo Tecnologia Ltda.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at June 30, 2018 and for the three and six-month periods ended June 30, 2018

(All amounts in thousands of reais unless otherwise stated)

	Three-month period				Six-month period
	June 30, 2018		June 30, 2017		June 30, 2018		June 30, 2017
	Revenue	Expense	Revenue	Expense	Revenue	Expense	Revenue	Expense
Immediate parent
UOL—shared service costs (a)	—	17,958	—	14,411	—	60,999	—	26,455
UOL—sales of services (c)	564	12,882	—	12,432	1,032	25,803	—	25,135
Affiliated companies
UOL Diveo—shared service costs (e)	—	124	—	—	—	247	—	25
UOL Diveo—sales of services (f)	—	5,468	—	11,312	—	12,010	—	16,060
Concurso Virtual S.A.	10	—	32	—	38	—	66	—
Edgar de Abreu Ltda.	33	—	33	—	182	—	73	—
Transfolha Transportadora e Distribuição Ltda.	—	5,198	—	4,266	—	7,822	—	8,080
Livraria da Folha Ltda.	39	—	69	—	110	—	204	—
Others	65	—	27	—	87	—	38	—

	711	41,630	161	42,421	1,449	106,881	381	75,755

(a)

Shared services costs mainly related to (i) payroll costs, (ii) IT structure / software and (iii) property rental costs are incurred by the parent company UOL and are charged to PagSeguro Brazil pursuant to contractual agreements. Such costs are included in administrative expenses. The increase in the balance refers to payroll taxes related to LTIP three-month period ended june 30, 2018 amounted to 5,793 and six-month period ended june 30, 2018 amounted to R$ 34,193, which are paid by the parent company UOL and reimbursed by the PagSeguro Group.

(b)	Sale of services related to advertising services are incurred by the parent company UOL and are charged to PagSeguro Brazil pursuant to contractual agreements.

(c)	Shared services costs are incurred by the affiliated company UOL Diveo and are charged to PagSeguro Brazil pursuant to contractual agreements. The main costs are related to IT structure/software.

(d)	Sale of services from the affiliated company UOL Diveo related to technical support in hosting services (started in 2016) and are charged to PagSeguro Brazil pursuant to contractual agreements.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at June 30, 2018 and for the three and six-month periods ended June 30, 2018

(All amounts in thousands of reais unless otherwise stated)

ii.	Key management compensation

Key management compensation includes short and long term benefits of PagSeguro Brazil’s executive officers. At June 30, 2018, the short and long term compensation related to the executive officers for the six-month period ended june 30, 2018 amounted to R$ 39,047 (June 30, 2017—R$ 2,124 includes only short-term).

9.	Business combinations

The acquisitions described below are in accordance with PagSeguro’s Digital business strategies, as well as the products offered by them and their client portfolio.

a)	BCPS

On January 1, 2017, PagSeguro Brazil acquired 99.5% of the share capital and obtained the control of BCPS.

The amount paid in the acquisition was R$406, which was settled in cash on that date. The fair value of the acquired assets, amounting R$568, and the assumed liabilities amounting of R$75 at the acquisition date are substantially similar to their book value. A bargain purchase gain of R$87 arose from the acquisition of BCPS. The impacts of the acquisition were not considered material to PagSeguro Brazil.

b)	R2TECH

On May 2, 2017, PagSeguro Brazil acquired 51% of the share capital and obtained control of R2TECH. The consideration for the purchase was R$9,200, of which R$2,940 was settled in cash on the acquisition date, R$460 was paid on August 14, 2017 and R$2,300 was paid on April 23, 2018. R$3,500 is variable installment, subject to the attainment of some specific targets for the year of 2018, established in the acquisition agreement, with payment deadline up to 10 business days after the conclusion of the Company’s audited financial statements. Based on current management expectations, this performance goal will be achieved.

c)	BIVA

In October, 2017, PagSeguro Brazil acquired control with the acquisition of a 51.41% interest in Bivaco Holding SA.

The total consideration paid for the purchases was R$18,470, which was settled in cash on the acquisition date. The fair value of the assets acquired, in the amount of R$2,350 and the liabilities assumed, in the amount of R$997 on the acquisition date, are substantially similar to their book value.

The goodwill of R$17,117 arising from the acquisition is attributable to the future profitability of the business in synergy with the products offered by PagSeguro Group. The purchase price allocation may be subject to changes in the measurement period as defined in IFRS.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at June 30, 2018 and for the three and six-month periods ended June 30, 2018

(All amounts in thousands of reais unless otherwise stated)

On November 30, 2017, the PagSeguro Brazil acquired the additional interest of 7.90% of the issued shares for a purchase consideration of R$ 2,394, increasing PagSeguro Brazil’s interest to 59.31%. On January 15, March 12 and April 27, 2018, PagSeguro Brazil acquired an additional interest of BIVA (15.12%, 0.50% and 2.42%, respectively), bringing total interest to 77.35% of BIVA’s total share capital (59.31% as of December 31, 2017). The total amount paid for this acquisition was R$5,389.

10.	Property and equipment

(a)	Property and equipment is composed as follows:

	June 30, 2018
	Cost	Accumulated depreciation	Net
Data processing equipment	13,999	(6,146)	7,853
Facilities	53	(25)	28
Machinery and equipment	11,297	(1,079)	10,218
Furniture and fittings	651	(82)	569
Leasehold improvements	807	(46)	761
Vehicles	1,549	(94)	1,455

	28,356	(7,472)	20,884

	December 31, 2017
	Cost	Accumulated depreciation	Net
Data processing equipment	11,024	(5,114)	5,910
Facilities	53	(23)	30
Machinery and equipment	4,738	(444)	4,294
Furniture and fittings	397	(66)	331
Leasehold improvements	263	(29)	234
Vehicles	132	(42)	90

	16,607	(5,718)	10,889

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at June 30, 2018 and for the three and six-month periods ended June 30, 2018

(All amounts in thousands of reais unless otherwise stated)

(b)	The changes in cost and accumulated depreciation were as follows:

	June 30, 2018
	Data processing equipment	Facilities	Machinery and equipment	Furniture and fittings	Leasehold improvements	Vehicles	Total
At December 31, 2017
Cost	11,024	53	4,738	397	263	132	16,607
Accumulated depreciation	(5,114)	(23)	(444)	(66)	(29)	(42)	(5,718)

Net book value	5,910	30	4,294	331	234	90	10,889

At June 30, 2018
Cost							—
Purchases	2,975	—	6,559	254	544	1,417	11,749
Depreciation
Depreciation	(1,032)	(2)	(635)	(16)	(17)	(52)	(1,754)
Net book value	7,853	28	10,218	569	761	1,455	20,884

At June 30, 2018
Cost	13,999	53	11,297	651	807	1,549	28,356
Accumulated depreciation	(6,146)	(25)	(1,079)	(82)	(46)	(94)	(7,472)

Net book value	7,853	28	10,218	569	761	1,455	20,884

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at June 30, 2018 and for the three and six-month periods ended June 30, 2018

(All amounts in thousands of reais unless otherwise stated)

11.	Intangible assets

(a)	Intangible assets are composed as follows:

	June 30, 2018
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	324,632	(155,390)	169,242
Software licenses	15,009	(2,875)	12,134
Customer relationships	1,982	(314)	1,668
Goodwill (ii)	21,399	—	21,399

	363,022	(158,579)	204,443

	December 31, 2017
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	241,490	(115,665)	125,825
Software licenses	9,510	(2,043)	7,467
Customer relationships	1,981	(91)	1,890
Goodwill (ii)	23,686	—	23,686

	276,667	(117,799)	158,868

(i)	PagSeguro Group capitalizes the expenses incurred with the development of platforms, which are amortized over the useful lives, within a range from three to five years.

(ii)	Goodwill provided on the acquisition of the companies R2TECH and BIVA.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at June 30, 2018 and for the three and six-month periods ended June 30, 2018

(All amounts in thousands of reais unless otherwise stated)

(b)    The changes in cost and accumulated amortization were as follows:

	June 30, 2018
	Expenditures with software and technology (i)	Software licenses	Customer relationships	Goodwill (ii)	Total
At December 31, 2017
Cost	241,490	9,510	1,981	23,686	276,667
Accumulated amortization	(115,665)	(2,043)	(91)	—	(117,799)

Net book value	125,825	7,467	1,890	23,686	158,868

Cost
Additions	83,141	5,500	1	—	88,642
Acquisition of subsidiary	—	—	—	(2,287)	(2,287)
Amortization
Amortization	(39,725)	(832)	(223)	—	(40,780)

Net book value	169,241	12,135	1,668	21,399	204,443

At June 30, 2018
Cost	324,631	15,010	1,982	21,399	363,022
Accumulated amortization	(155,390)	(2,875)	(314)	—	(158,579)

Net book value	169,241	12,135	1,668	21,399	204,443

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at June 30, 2018 and for the three and six-month periods ended June 30, 2018

(All amounts in thousands of reais unless otherwise stated)

12.	Payables to third parties

	June 30, 2018	December 31, 2017
Payables to third parties	3,084,786	3,080,569

	3,084,786	3,080,569

Payables to third parties correspond to amounts to be paid to commercial establishments with respect to transactions carried out by their card holders, net of the intermediation fees and discounts applied. PagSeguro Brazil’s average settlement terms agreed upon with commercial establishments is up to 30 days.

13.	Salaries and social charges

	June 30, 2018	December 31, 2017
Profit sharing	9,799	15,237
Salaries payable	3,214	2,758
Social charges	4,945	5,102
Payroll accruals	16,374	9,807
Payroll taxes (LTIP)	27,026	—
Other	1,293	1,365

	62,651	34,269

14.	Taxes and contributions

	June 30, 2018	December 31, 2017
Taxes
Services tax (i)	57,300	14,837
Value-added tax on sales and services (ii)	14,823	3,830
Social integration program (iii)	13,870	9,918
Social contribution on revenues (iii)	84,870	59,358
Income tax and social contribution (iv)	35,864	35,474
Other	1,533	1,264

	208,260	124,681

Judicial deposits (v)
Services tax (i)	(23,148)	(11,375)
Value-added tax on sales and services (ii)	(11,301)	(2,665)
Social integration program (iii)	(12,719)	(8,188)
Social contribution on revenues (iii)	(78,269)	(50,389)

	(125,437)	(72,617)

	82,823	52,064

(i)	Refers to taxes on revenue from transaction activities.

(ii)	Refers to the Value-added Tax on Sales and Services (ICMS) amounts due by Net+Phone, related to tax substitution and tax rate differential, applied on sales of credit and debit card readers.

(iii)	Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.

(iv)	Refers to the income tax and social contribution payable on current income taxes and contribution.

(v)	PagSeguro Group obtained court decisions to deposit the amount related to the payments in escrow for matters discussed initems “i”, “ii” and “iii” above.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at June 30, 2018 and for the three and six-month periods ended June 30, 2018

(All amounts in thousands of reais unless otherwise stated)

15.	Provision for contingencies

Some companies of PagSeguro Group are party to labor and civil litigation in progress and are discussing such matters at the administrative and judicial levels, which, when applicable, are supported by judicial deposits. The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors.

	June 30, 2018	December 31, 2017
Civil	5,023	4,326
Labor	296	322

Current	5,319	4,648

PagSeguro Group is a party on tax lawsuits involving risks classified by legal advisors as possible losses, for which no provision was recognized at June 30, 2018, totaling approximately R$ 36,171 (December 31, 2017—R$ 25,800). PagSeguro Group is not a party to civil and labor lawsuits involving risks classified by management as possible losses.

16.	Income tax and social contribution

(a)	Deferred income tax and social contribution

	Tax losses	Tax credit	Technological inovation (i)	Other temporary differences -ASSETS	Other temporary differences - LIABILITY	Total
Deferred tax
At December 31, 2016	1,051	3,606	(24,378)	3,647	—	(16,074)
Included in the statement of income	(874)	—	(4,354)	2,759	—	(2,469)

At June 30, 2017	177	3,606	(28,732)	6,406	—	(18,543)

Included in the statement of income	1,310	(721)	(12,460)	26,236	(1,616)	12,749

At December 31, 2017	1,487	2,885	(41,192)	32,642	(1,616)	(5,794)
Included in the statement of income	2,527	(361)	(15,585)	50,626	(16,699)	20,508

At June 30, 2018	4,014	2,524	(56,777)	83,268	(18,315)	14,714

(i)

The main temporary differences representing the balance of the deferred tax liability refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount of property and equipment.

Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. Tax losses do not have expiration date.

The estimated realization of deferred tax assets in non-current assets and liabilities is as follows:

	June 30, 2018	December 31, 2017
	Assets	Assets	Liability
2018	9,743	8,895	(20,728)
2019	5,370	4,040	(18,008)
2020	(19,383)	2,111	(2,454)
2021	(441)	982	(1,434)
2022	19,425	20,987	(185)

	14,714	37,015	(42,809)

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at June 30, 2018 and for the three and six-month periods ended June 30, 2018

(All amounts in thousands of reais unless otherwise stated)

(b)	Reconciliation of the income tax and social contribution expense

At June 30, 2018 and 2017, the PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the Brazilian federal statutory rate for the six-month periods ended June 30, 2018 and 2017:

	Three-month period		Six-month period
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Profit for the period before taxes	312,748	116,407	475,748	198,584
Statutory rate	34%	34%	34%	34%

Expected income tax and social contribution	(106,334)	(39,578)	(161,754)	(67,519)
Income tax and social contribution effect on:
Permanent additions (exclusions)
Gifts and other non-deductible expenses	35	(374)	(329)	(411)
R&D and technological innovation benefit—Law 11.196/05 (i)	8,889	5,795	22,442	11,346
Taxation of income abroad (ii)	9,178	—	40,094	—
Other additions	3,091	(27)	(137)	847

Income tax and social contribution expense	(85,141)	(34,184)	(99,684)	(55,737)

Effective rate	27%	29%	21%	28%
Income tax and social contribution—current	(99,257)	(38,829)	(120,193)	(57,914)
Income tax and social contribution—deferred	14,117	4,645	20,508	2,177

(i)

Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by the PagSeguro Group on some specific intangible assets refer note 11.

(ii)

Refers to the benefit granted by based on the local law of Cayman (The Companies Law of 1960), there is no taxation on the income earned in the companies based in this locality. As a result of the local tax regulations, all the exchange variantions from dolar to reais which generates income has no tax impacts for the PagSeguro Digital.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at June 30, 2018 and for the three and six-month periods ended June 30, 2018

(All amounts in thousands of reais unless otherwise stated)

17.	Equity

a)	Share capital

At June 30, 2018, share capital is represented by 326,684,418 common shares of par value of US$0.000025 each. Share capital is composed of the following shares for the six-month periods ended June 30, 2018 and year ended December 31, 2017:

December 31, 2017 shares outstanding	262,288,607

New shares issued—IPO process	50,925,642
New shares issued related to the long-term incentive plan (LTIP)	1,823,727

March 31, 2018 shares outstanding	315,037,976

New shares issued – Follow-on process	11,550,000
New shares issued related to the long-term incentive plan (LTIP)	96,442

June 30, 2018 shares outstanding	326,684,418

During the year 2018, shares of PagSeguro Digital were issued as a result of the initial public offering, follow-on offering and long-term incentive plan, see details in notes 1.1, 1.2, 1.3 and 17 (c).

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the IPO and Follow-on gross proceeds.

b)	Capital reserve

Capital reserve can only be used to increase capital, offset losses, redeem, reimburse or purchase shares or pay cumulative dividends on preferred shares.

On January 26, 2018, 50,925,642 new shares were issued at a price of US$ 21.50 per share were issued , representing net proceeds of US$1,046.0 million (or R$3,289.8 million). Refer to Note 1.1 for further details.

On June 26, 2018, 11,550,000 new shares were issued at a price of US$ 29.25 per share were issued , representing net proceeds of US$329.9 million (or R$1,244.4 million). Refer to Note 1.2 for further details.

c)	Share based long term incentive plan (LTIP)

Members of management participate in the LTIP, which was established by UOL for its group companies on July 29, 2015 and has been adopted by PagSeguro Digital. Beneficiaries under the LTIP are selected by UOL’s LTIP Committee, which consists of the Chairman and two officers of UOL, and are submitted to our Board of Directors for adoption.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at June 30, 2018 and for the three and six-month periods ended June 30, 2018

(All amounts in thousands of reais unless otherwise stated)

On January 26, 2018, beneficiaries under the LTIP were granted rights in the form of notional cash amounts without cash consideration. These rights vest in five equal annual installments starting on July 29, 2015, or the date of employeement, the earliest of both dates. Under the terms of the LTIP, upon completion of the IPO, the vested portion of each beneficiary’s LTIP rights was converted into Class A common shares of PagSeguro Digital at the IPO price (US$ 21.50) which is the assessed fair value at the grant date. As a result, the beneficiaries of the the LTIP exercised a total of 1,823,727 new Class A common shares upon completion of the IPO.

The unvested portions of each beneficiary’s LTIP rights will be settled on each future annual vesting date in shares.

The shares granted under the LTIP are subject to a one-year lock-up period. Any shares that are issued on a subsequent vesting date during the first year after the IPO will be subject to the remainder of that same lock-up period, expiring one year after the IPO. After the close of that one-year period, shares to be granted under the LTIP will no longer be subject to a lock-up.

This arrangement is classified as equity-settled. For the six-month period ended June 30, 2018, the Company recognized compensation expenses related to the LTIP in the total amount of R$ 184,687.

The maximum number of common shares that can be delivered to beneficiaries under the LTIP may not exceed 3% of our issued share capital at any time. The total shares granted were 5,764,401, so the outstanding shares as of June 30, 2018 were 1,920,169. There was no forfeitures or expirations in the six-month period ended June 30, 2018.

During the quarter ended June 30, 2018, 96,442 additional shares were granted in April, 2018 at an exercice average price of US$ 38.11 . On this way, the outstanding shares as of June 30, 2018 are 326,684,418. There was no forfeitures or expirations in the six-month period ended June 30, 2018.

d)	Dividends

At the Extraordinary General Shareholders Meeting held on September 29, 2017, PagSeguro Brazil’s shareholders approved the distribution of (i) R$142,795 of dividends related to the six-month period ended June 30, 2017 and (ii) R$96,008 in additional dividends related to the year ended December 31, 2016. The total dividends distributed amounted to R$238,803, of which R$184,530 was offset against receivables under the centralized cash management with UOL and the balance of R$54,272 was paid in cash by PagSeguro Brazil to UOL.

e)	Equity valuation adjustments

The Company recognizes in this account the accumulated effect of the foreign exchange variation resulting from the conversion of the financial statements of the foreign subsidiary BCPS, represented by the accumulated amount of R$ 411 as of June 30, 2018 (R$ 55 as of December 31, 2017). This accumulated effect will be reverted to the result of the year as gain or loss only in case of disposal or write-off of the investment.

The Company also recognized in this account the difference between the book value and the amounts paid in the acquisitions of additional interests of the non-controlling shareholders of the subsidiary BIVA, in the amount of R$ 7,588.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at June 30, 2018 and for the three and six-month periods ended June 30, 2018

(All amounts in thousands of reais unless otherwise stated)

18.	Earnings per share

a)	Basic

Basic earnings per share are calculated by dividing the profit attributable to shareholders of the PagSeguro Group by the weighted average number of common shares issued and outstanding during the Six-month periods ended June 30, 2018 and 2017:

	Three-month period		Six-month period
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Profit attributable to stockholders of the Company	227,168	82,170	375,546	142,794
Weighted average number of outstanding common shares (thousands)	306,278,562	262,288,607	306,278,562	262,288,607

Basic earnings per share—R$	0.7417	0.3133	1.2262	0.5444

b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding to assume the conversion of all potential common shares with dilutive effects. The Company has as category of potential common shares with dilutive effects only share-based long-term incentive plan. In this case, a calculation is done to determine the number of shares that could have been acquired at fair value.

	Three-month period		Six-month period
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Profit used to determine diluted earnings per share	227,168	82,170	375,546	142,794

Weighted average number of outstanding common shares (thousands)	306,278,562	262,288,607	306,278,562	262,288,607
Vesting	3,844,232	—	3,844,232,00	—
Share-based long-term incentive plan (thousands)	(2,539,194)	—	(2,539,194)	—

Weighted average number of common shares for diluted earnings per share (thousands)	307,583,600	262,288,607	307,583,600	262,288,607

Diluted earnings per share—R$	0.7386	0.3133	1.2210	0.5444

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at June 30, 2018 and for the three and six-month periods ended June 30, 2018

(All amounts in thousands of reais unless otherwise stated)

19.	Total revenue and income

	Three-month period		Six-month period
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Gross revenue from transaction activities and other services	599,922	292,107	1,113,997	509,359
Gross revenue from sales	128,060	174,592	257,738	340,813
Gross financial income (i)	347,931	181,375	636,350	327,118
Other financial income (ii)	64,532	2,528	180,892	3,365

Total gross revenue and income	1,140,445	650,603	2,188,977	1,180,656

Deductions from gross revenue from transactions activitiesand other services (iii)	(84,673)	(35,712)	(155,900)	(62,540)
Deductions from gross revenue from sales (iv)	(38,651)	(48,950)	(74,343)	(96,733)
Deductions from gross financial income (v)	(15,336)	(8,749)	(28,917)	(15,683)
Total deductions from gross revenue and income	(138,660)	(93,412)	(259,160)	(174,955)

Total revenue and income	1,001,785	557,191	1,929,817	1,005,701

(i)	Includes (a) interest income from early payment of notes payable to third parties and (b) interest on note receivables due in installments.

(ii)

The increase in the period refers to foreign exchange gain on the currency conversion of the primary offer proceeds and follow on for the six-month period ended June 30, 2018 in the amount of R$ 117,245, and financial income on financial investments classified as cash and cash equivalents for the six-month period ended on June 30, 2018 in the amount of R$ 59,687 (June 30, 2017—R$ 2,442).

(iii)	Deductions consist of sales taxes.

(iv)	The deductions are composed by sales taxes and returns.

(v)	Deductions consist of taxes on financial income.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at June 30, 2018 and for the three and six-month periods ended June 30, 2018

(All amounts in thousands of reais unless otherwise stated)

20.	Expenses by nature

	Three-month period		Six-month period
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Transactions costs	(281,408)	(140,432)	(528,569)	(245,293)
Cost of goods sold	(127,071)	(125,787)	(226,515)	(226,189)
Marketing and advertising	(102,308)	(69,182)	(193,248)	(138,951)
Personnel expenses (i)	(97,841)	(26,414)	(340,194)	(46,725)
Financial expenses (ii)	(2,804)	(23,540)	(19,328)	(42,758)
Chargebacks (iii)	(13,708)	(7,849)	(28,146)	(25,284)
Depreciation and amortization (iv)	(20,541)	(11,910)	(38,548)	(22,673)
Other	(43,356)	(35,669)	(79,522)	(59,244)

	(689,037)	(440,785)	(1,454,069)	(807,116)

Classified as:
Cost of services	(339,449)	(180,589)	(668,255)	(305,631)
Cost of sales	(143,304)	(146,387)	(259,260)	(264,239)
Selling expenses	(94,404)	(54,630)	(178,018)	(125,736)
Administrative expenses	(109,174)	(33,507)	(328,198)	(66,027)
Financial expenses	(2,804)	(23,540)	(19,328)	(42,758)
Other (expenses) income, net	98	(2,131)	(1,010)	(2,726)

	(689,037)	(440,785)	(1,454,069)	(807,116)

(i)	The increase refers to compensation expenses related to the LTIP for the six-month period ended June 30, 2018 in the amount of R$ 162,410 and the respective payroll taxes in the amount of R$ 82,913.

(ii)

Our financial expenses include (a) Financial Operations Tax (IOF) related to the remittance of cash from Cayman to Brazil in the amount of R$ 13,826 for the six-month period ended June 30,2018 (June 30, 2017—R$0), (b) charges to obtain early payment of receivables owed to us by card issuers to finance our early payment of receivables feature in the amount of R$ 1,465 for the six-month period ended June 30, 2018 (June 30, 2017—R$ 37,171).

(iii)	Chargebacks refer to losses recognized in the period reflecting the risks of fraud associated with card processing operations, as detailed in Note 22 (ii).

(iv)	The depreciation and amortization amounts incurred in the period are segregated between costs and expenses as presented below:

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at June 30, 2018 and for the three and six-month periods ended June 30, 2018

(All amounts in thousands of reais unless otherwise stated)

	Three-month period		Six-month period
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Depreciation
Cost of sales and services	(634)	(229)	(1,145)	(454)
Selling expenses	(1)	(3)	(3)	(6)
Administrative expenses	(318)	(162)	(606)	(309)

	(953)	(395)	(1,754)	(769)

Amortization
Cost of sales and services	(21,398)	(12,555)	(40,198)	(23,789)
Administrative expenses	(161)	(31)	(301)	(61)

	(21,559)	(12,585)	(40,499)	(23,850)

PIS and COFINS credits (*)	1,972	1,070	3,705	1,946

Depreciation and amortization expense, net	(20,541)	(11,910)	(38,548)	(22,673)

(*)

PagSeguro Brazil has a tax benefit on PIS and COFINS that allows to reduce the depreciation and amortization expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at June 30, 2018 and for the three and six-month periods ended June 30, 2018

(All amounts in thousands of reais unless otherwise stated)

21.	Financial instruments by category

PagSeguro Group estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies for each situation.

The interpretation of market data, as regards the choice of methodologies, requires considerable judgment and the establishment of estimates to reach an amount considered appropriate to each situation. Therefore, the estimates presented may not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses to calculate market value or fair value may have a material impact on the amounts obtained. The assets and liabilities presented in this note were selected based on their relevance.

PagSeguro Group believes that the financial instruments recognized in these consolidated interim financial statements at their carrying amount are substantially similar to their fair value. However, since they do not have an active market, variations could occur in the event the PagSeguro Group were to decide to settle or realize them in advance.

PagSeguro Group classifies its financial instruments into the following categories:

	June 30, 2018	December 31, 2017
Financial assets
Measured at fair value through profit or loss:
Financial investments	—	210,103
Loans and receivables:
Cash and cash equivalents	2,913,482	66,767
Note receivables	6,172,106	3,522,349
Receivables from related parties	—	124,723
Other receivables	17,508	27,956

	9,103,096	3,951,898

	June 30, 2018	December 31, 2017
Financial liabilities
Amortized cost:
Payables to third parties	3,084,786	3,080,569
Trade payables	156,811	92,444
Trade payables to related parties	33,615	39,101
Other payables	22,098	15,872

	3,297,310	3,231,576

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at June 30, 2018 and for the three and six-month periods ended June 30, 2018

(All amounts in thousands of reais unless otherwise stated)

22.	Financial risk management

PagSeguro Group activities expose it to a variety of financial risks: market risk (including currency risk and cash flow or fair value interest rate risk), fraud risk (chargebacks), credit risk and liquidity risk. The PagSeguro Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the PagSeguro Group’s financial performance. PagSeguro Group uses derivative financial instruments to hedge certain risk exposures, when applicable.

Among the main market risk factors that may affect the PagSeguro Group’s business are the following ones:

(i)	Foreign exchange risk

Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. As of June 30, 2018 and December 31, 2017, the PagSeguro Group is not materially exposed to this foreign exchange risk.

(ii)	Fraud Risk (chargeback)

The PagSeguro Group’s sales transactions are susceptible to potentially fraudulent or improper sales and it uses two processes to control the fraud risk as such:

The first one consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.

The second process detects chargebacks and disputes not identified by the first process. This is a complementary process and increases the PagSeguro Group’s ability to avoid new frauds.

(iii)	Credit risk

Credit risk is managed on a group basis and are limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, and/or (b) the acquirers, which are used by PagSeguro Group to approve transactions with the issuers.

In order to mitigate this risk, the PagSeguro Group has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by the PagSeguro Group, classifying them into three groups:

(i)	card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody’s, which do not require additional monitoring;
(ii)	card issuers with a medium level of risk, which are also monitored in accordance with the Basel and property, plant and equipment ratios; and
(iii)	card issuers with a high level of risk, which are assessed by the Committee at monthly meetings.

No credit limits were exceeded during the reporting period, and management does not expect any losses from non-performance by these counterparties in addition to the amounts already recognized as chargebacks, presented under fraud risk.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at June 30, 2018 and for the three and six-month periods ended June 30, 2018

(All amounts in thousands of reais unless otherwise stated)

(iv)	Liquidity risk

PagSeguro Group manages liquidity risk by maintaining reserves, bank and credit lines for the obtaining borrowings, when deemed appropriate. PagSeguro Group continuously monitors actual and projected cash flows, and matches the maturity profile of its financial assets and liabilities in order to ensure the PagSeguro Group has sufficient funds to honor its obligations to third parties and meet its operational needs.

PagSeguro Group invests cash surplus in interest bearings financial investments, choosing instruments with appropriate maturity or sufficient liquidity to provide adequate margin as determined by the forecasts.

At June 30, 2018, the PagSeguro Group held cash and cash equivalents of R$ 2,913,482 (R$ 66,767 at December 31, 2017).

The table below shows the PagSeguro Group’s non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days
At June 30, 2018
Payables to third parties	2,855,234	152,862	40,740	35,950	—
Trade payables	139,587	13,343	279	2,204	1,398
Trade payables to related parties	—	33,615	—	—	—
Other payables	—	—	—	22,098	—
At December 31, 2017
Payables to third parties	2,890,080	133,070	31,081	26,338	—
Trade payables	81,152	6,032	1,740	1,083	2,437
Trade payables to related parties	—	—	—	39,101	—
Other payables	—	—	—	15,872	—

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at June 30, 2018 and for the three and six-month periods ended June 30, 2018

(All amounts in thousands of reais unless otherwise stated)

23.	Capital management

PagSeguro Group monitors capital on the basis of the gearing ratio which corresponds to net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the consolidated balance sheet) less cash and banks. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.

During the six-month period ended June 30, 2018, the PagSeguro Group’s strategy was to maintain a gearing ratio of up to 20%. PagSeguro Group had no loans at June 30, 2018, and December 31,2017 therefore no gearing ratio is presented.

24.	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:

◾	Level 1—Quoted prices (unadjusted) in active markets for identical assets and liabilities.

◾	Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

◾	Level 3—Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).

The financial investments whose fair value adjustments is classified as Level 1.

There were no transfers between Levels 1, 2 and 3 during the six-month period ended June 30, 2018.

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 30, 2018

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro
Name:	Eduardo Alcaro
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director